Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Earnings:
Income (loss) before income taxes	$51	$36	$49	$56
Less: capitalized interest	(1)	(2)	(2)	(4)
Add:
Fixed charges	69	76	141	152
Amortization of capitalized interest	1	1	1	1

Adjusted earnings	$120	$111	$189	$205

Fixed charges:
Interest expense	$41	$47	$86	$94
Amortization of debt costs	2	2	4	4
Rent expense representative of interest	26	27	51	54

Total fixed charges	$69	$76	$141	$152

Ratio of earnings to fixed charges	1.74	1.46	1.34	1.35